Press release
For immediate release
August 29 2007

VIRGINIA SELLS ITS APPLE PROPERTY TO STRATECO FOR 3.25 MILLION SHARES

Virginia Mines Inc. (“Virginia”) announces that it entered into agreement with Strateco Resources Inc. (“Strateco”) pursuant to which Strateco acquires a 100% interest in 88 claims located in the James Bay region of Quebec, in exchange for the issuance to Virginia of 3,250,000 common shares of Strateco. The agreement is subject to a 2% net smelter return (NSR) in favour of Virginia. Strateco may buy back 1% of the royalty for $1 million. Furthermore, a staking request for 104 claims was recently filed, thus bringing the property to 192 claims.

This agreement is subject to the approval of regulatory authorities.

The Apple property hosts gold showings and a uraniferous deposit discovered by Inco in the 70’s. Inco reports a resource (that does not meet the National Instrument 43-101 standards) of approximately 9 million pounds of uranium at a grade of 0.054%U 3O 8.

“ Virginia is pleased to see the Apple property, which remained unexplored for uranium for over 30 years, be revived by Strateco. Strateco proved, notably at Matoush, that it is a leader in the exploration for uranium in Quebec.”

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $48,042,904 as of May 31, 2007and 26,443,198 shares issued and outstanding as of July 31, 2007. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events